Mail Stop 0308

                                                June 28, 2005


Eugene Wielepski
Chief Financial Officer and Vice President-Finance
I.C. Isaacs & Company, Inc.
3840 Bank Street
Baltimore, Maryland  21224-2522

		Re:	I.C. Isaacs & Company, Inc.
			Registration Statement on Form S-2
			Filed on June 1, 2005
			File No. 333-125396
			Annual Report on Form 10-K for the Fiscal Year
Ended
			December 31, 2004, as amended
			File No. 0-23379

Dear Mr. Wielepski:

      We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for Fiscal Year Ended December 31, 2004

Item 7, Management`s Discussion and Analysis of Financial
Condition
and..., page 14

Year Ended December 31, 2004 Compared to Year Ended December 31,
2003, page 15

1. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item, if practical. For example, with respect to the changes in your net sales, please quantify the extent to which the changes are attributable to price versus volumetric changes. We believe such additional disclosure is particularly important because net sales increased as significantly as it did in 2004 and because you indicate that you do not expect the change attributable to price increases to continue into the future.
Also, we believe the discussion of the significant changes in your gross margin would be significantly more meaningful if you quantified the individual impacts of the various factors contributing to the change. See Item 303(A) of Regulation S-K, Financial Reporting Codification 501.04, and SEC Release No. 33-8350.

Schedule of Contractual Obligations, page 19

2. Please revise your contractual obligations table to include estimated interest payments on your debt and planned funding of your pension plans, if material. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to our Management`s Discussion and Analysis Guidance issued December 19, 2003 available at www.sec.gov.

Item 15, Exhibits, Financial Statement Schedules, page 24

3. It appears that you have omitted a number of exhibits required by
Item 601 of Regulation S-K, including but not limited to your Articles of Incorporation, your Bylaws, your code of ethics, the listing of your subsidiaries, and copies of material contracts, such as the Framework Agreement. Please revise to either include all required exhibits or to incorporate them by reference to previously filed documents. Additionally, please amend your Form S-2 filed June
1, 2005 to include any exhibits required by Item 601 of Regulation
S-
K that have been

omitted from that document. In this regard, it appears that copies of material contracts are required but have been omitted.

Consolidated Financial Statements, page F-2

Consolidated Statements of Operations, page F-3

4. Please tell us in detail your basis for classifying losses on the sale of property as a non-operating expense. See paragraph 25 of SFAS 144 and Rule 5-03.9 of Regulation S-X.

Notes to Consolidated Financial Statements, page F-11

General

5. Please disclose the types of expenses that you include in the cost of sales line items and the types of expenses that you include within operating expenses. In doing so, please disclose specifically whether you include purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in cost of sales. If you currently exclude a significant portion of these costs from cost of sales, please provide cautionary disclosure in your Management`s Discussion and Analysis section that your gross margins may not be comparable to others, since some entities include all of the costs related to their distribution network in cost of sales and others exclude a portion of them from gross margin, including them instead in operating expense line items. To the extent the excluded costs are material to your operating results, please quantify these amounts in your Management`s
Discussion and Analysis section. If you determine that these amounts are immaterial for disclosure, please provide us with your qualitative and quantitative assessment of materiality for all periods presented.

6. Based on your Item 1 disclosures, we understand that you sell several different products. Please provide the revenue disclosures by product required by paragraph 37 of SFAS 131. In particular, it appears that revenue disclosures for each period presented for the following products may be applicable:

o Men`s jeanswear;

o Men`s sportswear;

o Women`s jeanswear; and

o Women`s sportswear

If you believe that other product categories are more appropriate, please advise.

Note 3, Long-Term Debt, page F-11

7. Please disclose the interest rate on your notes payable.  See
Rule
5-02.22 of Regulation S-X.

Note 8, Commitments and Contingencies, page F-16

8. Based on your disclosure, it is our understanding that you are contractually obligated to spend a minimum of $1,090,000 per year for advertising and promoting the Girbaud brand, which includes amounts you are obligated to pay the licensor for their advertising and promotion of the Girbaud brand. With a view towards enhancing disclosure, please tell us how this $1,090,000 minimum amount reconciles to the schedule of contractual obligations included in this note and on page 19 in you Management`s Discussion and Analysis section. Also, help us understand why the amount of advertising expense in each period presented, as disclosed on page F-8, is significantly less than the minimum annual contractual requirement.


*	*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Adam Phippen, Staff Accountant, at (202)
551-
3336, or George Ohsiek, Accounting Branch Chief, at (202) 551-
3843,
if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend,

Staff Attorney, at (202) 551-3343, David Mittelman, Legal Branch
Chief, at (202) 551-3214, or me at (202) 551-3720 with any other questions.

                                                Sincerely,



                                                H. Christopher
Owings
                                                Assistant Director


cc:	Steven D. Dreyer, Esq.
	Arent Fox PLLC
	Via Fax: (212) 484-3990
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Eugene Wielepski
I.C. Isaacs & Company, Inc.
June 28, 2005
Page 1